Exhibit (a)(13)
April 9, 2007
     As you know, Broadcom Corporation is conducting an offer to amend or replace certain outstanding options, as described in more detail in our Offer to Amend or Replace Eligible Options dated March 21, 2007 (the “Offer Document”), a copy of which you have already received. This announcement contains important information regarding the Conditions of the Offer, which appears as Section 7 in the Offer Document, the financial information contained in Section 11 of the Offer Document and the reports listed in Section 18 of the Offer Document.
     Changes to the Conditions of the Offer
     As a result of an amendment made to the terms of the Offer, the following revisions have been made to Section 7 of the Offer Document entitled “Conditions of the Offer”:
     1. Subparagraph (b) of Section 7 has been amended to read as follows:
     “On March 26, 2007 the Office of Mergers and Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission issued global exemptive relief from the prompt payment provisions of Rules 13e-4(f)(5) and 14e-1(c) of the 1934 Act, as those provisions might have otherwise applied to the January 2008 payment date for the Cash Payments. Accordingly, we are now permitted to make the Cash Payment in January 2008 in accordance with the terms of the Offer, without contravention of the prompt payment provisions, and as a result the requisite exemptive relief has been obtained and is no longer a condition to the Offer or our acceptance of the tendered Eligible Options.”
     2. Subparagraph (g) of Section 7 has been amended to read as follows:
     “(g) any change or changes shall have occurred in our business, financial condition, assets, operating results, operations, prospects or stock ownership or that of our subsidiaries as a result of unforeseen, extraordinary events beyond our control that, in our reasonable judgment, is or may be material to us or our subsidiaries or otherwise makes it inadvisable for us to proceed with the Offer, or”
     3. The last paragraph of Section 7 has been amended to read as follows:
     “The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Should we decide to waive any of the material conditions of the Offer, the Offer will remain open for five (5) business days following the date we announce the waiver. Any determination we make concerning the events described in this Section 7 may be challenged by an Eligible Optionee only in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”

     Changes to Financial Information
     The financial information contained in Section 11 of the Offer Document entitled “Information Concerning Broadcom” has been amended as follows:
     The table entitled “Consolidated Balance Sheet Data” is amended to read as follows:

	December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$2,158,110	$1,437,276	$858,592	$558,669	$389,555
Current assets	3,351,788	2,335,876	1,584,442	995,803	721,784
Current liabilities	678,701	599,494	499,343	503,973	534,017
Working capital	2,673,087	1,736,382	1,085,099	491,830	187,767
Noncurrent assets (excluding goodwill)	310,804	259,389	222,135	187,500	241,730
Goodwill and purchased intangible assets, net	1,214,174	1,156,934	1,079,262	834,319	1,252,639
Total assets	4,876,766	3,752,199	2,885,839	2,017,622	2,216,153
Noncurrent liabilities	6,399	12,138	22,753	24,241	37,615
Total shareholders’ equity	4,191,666	3,140,567	2,363,743	1,489,408	1,644,521
Book value per common share	7.64	5.99	4.77	3.24	3.95
     Changes to Reports
     As a result of an amendment to the Offer Document, paragraph (b) of Section 18 of the Offer Document entitled “Additional Information” has been amended to limit the included reports to the following:
     “b. Our Current Report on Form 8-K, filed with the SEC on March 7, 2007; our Current Report on Form 8-K, filed with the SEC on March 15, 2007 (other than the portions of these documents not deemed to be filed).”
     Except for the foregoing amendments and the clarification of Eligible Optionee status dated April 6, 2007, the Offer remains subject to the terms and conditions set forth in the Offer Document and other related tender offer materials filed by the Company with the SEC.